EXHIBIT (a)(8)

MCAFEE.COM STOCKHOLDERS REJECT
NETWORK ASSOCIATES EXCHANGE OFFER

SUNNYVALE, Calif., July 3, 2002 – Approximately 4% of McAfee.com (Nasdaq: MCAF) Class A shares have been tendered into Network Associates’ (NYSE: NET) exchange offer to acquire each outstanding share of McAfee.com Class A common stock in exchange for 0.90 of a share of Network Associates common stock.

Srivats Sampath, president and chief executive officer of McAfee.com said, “With approximately 4% of shares tendered, our stockholders agree with our board of directors – the Network Associates offer was financially inadequate and substantially undervalued both our current business and our future potential. Our board of directors remains dedicated to creating shareholder value. While there are long-term benefits to re-combining these companies, our stockholders have made clear that the latest offer did not present a fair value for their shares.

“We call upon Network Associates either to increase its offer to a level that the board of directors of McAfee.com can support or to promptly terminate and withdraw its offer so that both companies can move forward and focus on building value for our respective stockholders.”

Notice for McAfee.com Stockholders and Interested Parties

This press release relates to Network Associates’ exchange offer commenced July 2, 2002. McAfee.com stockholders and other interested parties are urged to read McAfee.com’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2002, as it may be amended from time to time, because it contains important information. Stockholders of McAfee.com and other interested parties may obtain, free of charge, copies of McAfee.com’s Schedule 14D-9 and other documents filed by McAfee.com with the SEC at the SEC’s web site at www.sec.gov. Each of these documents may also be obtained, free of charge, by contacting McAfee.com’s Investor Relations, 535 Oakmead Parkway, Sunnyvale, CA 94085, (408) 992-8100 or by logging on at www.mcafee.com.

About McAfee.com

McAfee.com Corporation is a world-leading provider of managed Web security, optimization and maintenance services. Using a patented system and process of delivering software through an Internet browser, McAfee.com has redefined how software is developed, delivered and experienced by PC users at home and at work, virtually eliminating the need to install, configure and manage the technology on a local PC or network. McAfee.com hosts software application services on its vast technology infrastructure and provides these services to users online through its Web site www.mcafee.com. McAfee.com has signed up more than two million subscriptions, making it one of the largest paid subscription sites on the Internet.

For more information, contact McAfee.com at 408-992-8100 or visit http://www.mcafee.com.

NOTE: McAfee is a registered trademark of Networks Associates, Inc. and/or its affiliates in the U.S. and/or other countries. All other registered and unregistered trademarks in this document are the sole property of their respective owners.

Contact:

Joele Frank or Andy Brimmer
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449